Exhibit 99.1

STRATASYS LTD.
(“Stratasys” or the “Company”)

7665 Commerce Way Eden Prairie, Minnesota 55344-2020 Telephone (952) 937-3000	1 Holtzman Street Science Park, P.O. Box 2496 Rehovot 76124, Israel Telephone: +972-74-745-4300

NOTICE OF 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS
(the “Meeting”)

Time and Date of Meeting	3:00 p.m., Israel Time, on Tuesday, August 8, 2023

Place of Meeting	Meitar Law Offices 16 Abba Hillel Road, 10th Floor Ramat Gan 5250608, Israel

Items of Business	(1)

Re-election or initial election (as applicable) to Stratasys’ board of directors (the “Board”), to serve as directors for the period from the Meeting until Stratasys’ 2024 annual general meeting of shareholders, and until the due election and qualification of their respective successors, or until their earlier resignation, replacement or removal, of either:

		(a)

The Stratasys Slate, a slate of eight individuals nominated by the Board, each of whom currently serves on the Board, consisting of: Mr. S. Scott Crump; Mr. John J. McEleney; Mr. Dov Ofer; Ms. Ziva Patir; Mr. David Reis; Mr. Michael Schoellhorn; Mr. Yair Seroussi; and Ms. Adina Shorr (collectively, the “Stratasys Slate”); or

		(b)

The Nano Slate, a slate of seven individuals nominated by Nano Dimension Ltd. (“Nano”), one of Stratasys’ shareholders, consisting of: Mr. Yoav Stern (Nano’s Chief Executive Officer); Mr. Nick Geddes (Nano’s Chief Technology Officer); Mr. Hanan Gino (Nano’s Chief Product Officer and Head of Strategic M&A); Mr. Zeev Holtzman (a former Stratasys director); Mr. Zivi Nedivi (Nano’s President); Mr. Tomer Pinchas (Nano’s Chief Operating Officer); and Ms. Yael Sandler (Nano’s Chief Financial Officer) (collectively, the “Nano Slate”).

	(2)

Re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2023 and for the additional period until Stratasys’ 2024 annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.

In addition to the foregoing proposals, at the Meeting, the audited, consolidated financial statements of the Company for the annual period ended December 31, 2022 will be presented to, and considered by, the Company’s shareholders.

In accordance with the Israeli Companies Law, 5759-1999 and the Company’s articles of association, as amended, beyond the matters described in this Notice, there are no other matters of business that will be brought before the shareholders at the Meeting or at any adjournment thereof.

Board Recommendation

Our Board unanimously recommends that Stratasys shareholders disregard the Nano Slate and vote: (i) on Proposal 1, “FOR” the re-election of the Stratasys Slate; and (ii) on Proposal 2, “FOR” the re-appointment of Kesselman & Kesselman as the Company’s independent auditors. Please see “Votes Needed for Approval” below for further information how to vote.

Record Date	You are entitled to vote if you were a shareholder of the Company as of the close of business on Wednesday, July 5, 2023.

Related Documents

The proposals and details with respect to the Meeting are described more fully in the attached proxy statement, which we are sending (together with this notice) to our shareholders and which we urge you to read in its entirety. This notice, the aforementioned proxy statement and a related proxy card are also being furnished to the U.S. Securities and Exchange Commission (the “SEC”), in a Report of Foreign Private Issuer on Form 6-K, which you may obtain for free from the SEC’s website at www.sec.gov or at our Company’s website, www.stratasys.com.

Votes Needed for Approval

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals, and, in the case of Proposal 1, is needed for the re-election or election of the applicable slate of nominees. For purposes of Proposal 1, a vote can only be cast “FOR” the Stratasys Slate or “FOR” the Nano Slate (or a shareholder can abstain from voting on Proposal 1), and there will be no option of voting “AGAINST” either slate. The slate of nominees receiving a majority of the votes cast “FOR” on Proposal 1 (excluding abstentions and broker non-votes) will be deemed elected by the shareholders. If a shareholder votes “FOR” both slates, that shareholder’s vote will be disregarded.

The vote of each of the Company’s shareholders is important. Accordingly, we urge you to read the attached proxy statement and vote your shares or provide voting instructions promptly, regardless of the number of shares you own. If you are a shareholder of record, you may vote shares that you own directly by signing and returning the WHITE form of proxy in the enclosed envelope. You may revoke your proxy at any time before it is voted, and if you wish (subject to the below limitations), you may attend the Meeting and vote in person even if you have previously signed a proxy. If your shares are held in street name (i.e., shares that are held through a bank, broker or other nominee), you may instruct how you want your shares voted. Specific information as to how to provide your voting instructions are set forth on the enclosed WHITE voting instruction form provided by your bank, broker or nominee. As an alternative to completing and mailing a physical proxy card or voting instruction form, shareholders may vote their shares or provide voting instructions online (as indicated on the enclosed proxy card or voting instruction form). We furthermore urge that you disregard any proxy materials that you may receive from, or be directed to by, Nano, including any proxy statement or proxy card.

Attendance at Meeting

If you hold Stratasys ordinary shares as of the record date for the Meeting (July 5, 2023) and desire to attend in person, if a record shareholder, you will need to provide, at the Meeting, the name under which your shares are held of record, as well as proof of ownership and proper personal identification. If you hold your shares in “street name” (through a bank or broker), please bring a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement or other proof that shows that you owned your shares as of the record date for the Meeting.

Further Information

If you have any questions about how to vote or direct a vote in respect of your ordinary shares, you may contact our proxy solicitor, Morrow Sodali, via phone at 1-800-662-5200 (toll-free within the United States) or at 1-203-658-9400 (outside the United States), or via email at SSYS@info.morrowsodali.com.

By Order of the Board:
/s/ Dov Ofer Chairman of the Board Rehovot, Israel July 12, 2023

The official notice of the 2023 Annual General Meeting of Shareholders was first published by the Company via a press release issued on July 4, 2023.

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STRATASYS LTD.

7665 Commerce Way Eden Prairie, Minnesota 55344-2020 Tel: (952) 937-3000	1 Holtzman Street Science Park, P.O. Box 2496 Rehovot 76124, Israel Tel.: +972-74-745-4300

PROXY STATEMENT FOR 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on AUGUST 8, 2023

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND
THE ANNUAL GENERAL MEETING

Why am I receiving these materials?

We have sent you this proxy statement and the enclosed form of proxy or voting instruction form because the board of directors (the “Board”) of Stratasys Ltd. (also referred to as “we”, “us”, the “Company,” “our Company” or “Stratasys”) is soliciting your proxy to vote your shares at our 2023 Annual General Meeting of Shareholders (the “Meeting”), to be held at 3:00 p.m., Israel time, on Tuesday, August 8, 2023 at the offices of our external legal counsel, Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel.

What items of business will be voted on at the Meeting?

(1)    Re-election or initial election (as applicable) to the Board, to serve as directors for the period from the Meeting until Stratasys’ 2024 annual general meeting of shareholders, and until the due election and qualification of their respective successors, or until their earlier resignation, replacement or removal, of either:

(a)     The Stratasys Slate, a slate of eight individuals nominated by Stratasys’ Board, consisting of: Mr. S. Scott Crump (a current Stratasys Board member); Mr. John J. McEleney (a current Stratasys Board member); Mr. Dov Ofer (a current Stratasys Board member); Ms. Ziva Patir (a current Stratasys Board member); Mr. David Reis (a current Stratasys Board member); Mr. Michael Schoellhorn (a current Stratasys Board member); Mr. Yair Seroussi (a current Stratasys Board member); and Ms. Adina Shorr (a current Stratasys Board member) (collectively, the “Stratasys Slate”); or

(b)    The Nano Slate, a slate of seven individuals nominated by Nano Dimension Ltd. (“Nano”), one of Stratasys’ shareholders, consisting of: Mr. Yoav Stern (Nano’s Chief Executive Officer); Mr. Nick Geddes (Nano’s Chief Technology Officer); Mr. Hanan Gino (Nano’s Chief Product Officer and Head of Strategic M&A); Mr. Zeev Holtzman (a former Stratasys director); Mr. Zivi Nedivi (Nano’s President); Mr. Tomer Pinchas (Nano’s Chief Operating Officer); and Ms. Yael Sandler (Nano’s Chief Financial Officer) (collectively, the “Nano Slate”).

(2)    Re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2023 and for the additional period until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.

In addition to the foregoing proposals, at the Meeting, the audited, consolidated financial statements of the Company for the annual period ended December 31, 2022 will be presented to, and considered by, the Company’s shareholders.

In accordance with the Israeli Companies Law, 5759-1999 (the “Companies Law”) and our amended and restated articles of association, as amended (the “Articles”), beyond the foregoing matters, there are no other matters of business that will be brought before the shareholders at the Meeting or at any adjournment thereof.

How does the Board recommend that I vote?

Our Board unanimously recommends that you vote “FOR” the Stratasys Slate on Proposal 1 (Re-election or Election of Directors — Stratasys Slate vs. Nano Slate), and “FOR” the re-appointment of Kesselman & Kesselman as the Company’s independent auditors on Proposal 2 (Re-appointment of Auditors).

Our Board furthermore unanimously recommends that you disregard the Nano Slate when voting on Proposal 1, and that you also disregard any proxy materials that you may receive from, or be directed to by, Nano, including any proxy statement or proxy card.

Why does the Board recommend that I vote in favor of the Stratasys Slate rather than the Nano Slate?

There are several compelling reasons why the eight director nominees constituting the Stratasys Slate are highly qualified to lead the Company at this critical juncture in the history of Stratasys and of the 3D printing and additive manufacturing industries more broadly, and why they will be best aligned with your interests as a public shareholder of Stratasys. At the same time, there are several compelling reasons why the Nano Slate would not only be poorly suited for managing our Company, but would furthermore cause value destruction for your investment as a public shareholder of Stratasys.

We summarize those reasons here, and provide a more complete explanation below in Proposal 1 (Re-election or Election of Directors — Stratasys Slate vs. Nano Slate):

The Stratasys Slate possesses and reflects the following positive attributes:

•        Highly qualified.    The Stratasys Slate’s industry knowledge, experience, and skillset are highly relevant to our Company’s strategy and objectives.

•        Top-rate corporate governance practices.    The Stratasys Slate has implemented corporate governance practices informed by robust engagement with shareholders and the recommendations of proxy advisory firms, and thorough financial and general reporting to the Securities and Exchange Commission (the “SEC”).

•        Strategic direction and leadership.    The Stratasys Slate has overseen a multi-year transition to stronger growth and commencement of a multi-year strategy to maximize shareholder value which has already seen successful results.

•        Evolving constitution.    The Stratasys Slate reflects the Board’s commitment to a balanced, continually evaluated and evolving Board composition.

By contrast, electing the Nano Slate would have the following adverse implications for Stratasys and its public shareholders:

•        Conflicts of interest.    As six of the seven nominees on the Nano Slate are current Nano executives, there would be significant conflicts of interest between their roles at Nano and their roles as directors of Stratasys. Five members of the Nano Slate are Nano executives who report to Yoav Stern, Nano’s CEO and also a member of the Nano Slate, and cannot, therefore, be expected to think or act independently as directors of Stratasys.

•        Less qualified.    The Nano Slate lacks significant, relevant experience needed to guide Stratasys at this important time in the company’s history and that of the industry as a whole.

•        Lack of public company experience.    Only two nominees on the Nano Slate have served on a public company board over the last 20 years.

•        Track record of value destruction.    With the individuals on the Nano Slate currently serving as Nano’s executive officers, Nano is trading at a significant discount to the value of its cash and tradable securities, reflecting shareholders’ lack of confidence in the ability of Nano’s management, and consequently the Nano Slate, to create shareholder value.

•        Opportunistic effort to acquire control of Stratasys.    With Nano’s partial tender offer to acquire Stratasys ordinary shares not attracting substantial support, Nano has nominated an unqualified slate of director candidates which would, if elected, accomplish Nano’s goal of acquiring control of Stratasys without paying for any additional Stratasys ordinary shares or otherwise appropriately compensating Stratasys’ public shareholders any premium for control (and without completing the Nano tender offer).

•        Poor corporate governance practices.    Corporate governance practices at Nano that have been sharply criticized by institutional shareholder groups could be carried over to Stratasys if the Nano Slate is elected. Over 92% of the shareholders voting at a special general meeting of Nano’s shareholders in February 2023 voted to replace Nano’s board, a fact that Mr. Stern and his board refuse to acknowledge and are contesting in an Israeli court. Nano’s public reporting to the SEC is not transparent and has even been misleading at times.

•        Legally non-compliant (Board committees).    The election of the Nano Slate would take Stratasys out of compliance with Securities and Exchange Commission and Nasdaq audit and compensation committee corporate governance rules.

•        Legally non-compliant (overall Board independence).    The election of the Nano Slate would take Stratasys out of compliance with the Nasdaq requirement that a majority of the board of directors be independent.

•        Reduced liquidity.    The Nano Slate could take steps that would reduce liquidity for public shareholders, including a potential delisting of Stratasys from Nasdaq, which would benefit Nano and hurt public shareholders.

•        Questionable standing.    Over 92% of Nano’s own shareholders voting at a special general meeting earlier this year voted to replace a majority of Nano’s directors, including Mr. Stern, a fact that Mr. Stern and his board refuse to acknowledge and are contesting in an Israeli court. The current Nano board’s authority to make nominations to the Stratasys Board is therefore questionable given those pending legal challenges.

What is the quorum required in order to conduct business at the Meeting?

Under the Articles, a quorum is constituted when there are present, in person or by proxy, at least two shareholders who hold, in the aggregate, at least 25% of the voting rights (equivalent to 25% of the outstanding number of ordinary shares, par value 0.01 New Israeli Shekels (“ordinary shares”)) in our Company as of the record date for the Meeting (July 5, 2023). As of the close of business on July 5, 2023, we had 68,929,279 ordinary shares outstanding. A person holding a proxy may be deemed to be two or more shareholders for purposes of determining a quorum if such person holds the proxy of more than one shareholder. If within one-half hour after the time appointed for the Meeting, a quorum is not present, the Meeting will be adjourned to the same day, in the following week, at the same hour and at the same place. At such adjourned meeting, any two or more shareholders present in person or by proxy will constitute a quorum, regardless of the number of ordinary shares held by them.

May the Meeting be adjourned for any other reason (other than due to lack of a quorum)?

Under the Articles, the Meeting will also be adjourned if the chairman of the Meeting is directed to adjourn the Meeting by a vote of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment. At the reconvened meeting, no agenda items may be considered apart from any matters which were on the agenda of the Meeting and in respect of which no vote was held at the Meeting.

What are the voting requirements to approve the proposals presented and how are votes counted?

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on each proposal is necessary for the approval of that proposal.

In the case of Proposal 1 (Re-election or Election of Directors — Stratasys Slate vs. Nano Slate), you will be given a choice of voting “FOR” either the Stratasys Slate or the Nano Slate, or abstaining from the vote on the proposal. There will be no option to vote “AGAINST” the proposal or “AGAINST” either of the slates of nominees. The slate of nominees that receives the most “FOR” votes will be deemed elected, having received a majority of the votes cast (as abstentions and broker non-votes (as described below) will be disregarded in determining which of the slates has received a majority). If you vote “FOR” both slates of nominees, your vote will be disregarded.

In the case of Proposal 2 (Re-appointment of Auditors), more votes will be needed “FOR” the proposal than “AGAINST” the proposal in order to approve the re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited (“PwC Israel”), as the Company’s independent auditors. Abstentions and broker non-votes (as described below) will be disregarded in determining whether the proposal has received a majority in favor or against.

If you provide specific instructions (i.e., mark boxes), your shares will be voted as you instruct. If you are a shareholder of record and sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board, “FOR” the Stratasys Slate with respect to Proposal 1, and “FOR” the re-appointment of PwC Israel as the Company’s independent auditors with respect to Proposal 2. The proxy holders will also vote in their discretion on any other matters that are not listed on the proxy card and that properly come before the Meeting (which would be limited to any procedural votes or, potentially, the adjournment of the Meeting) or any adjournment thereof. If you are a shareholder of record and do not return your proxy card and do not otherwise vote online (as indicated on your proxy card), your shares will not be voted.

If you hold shares beneficially in “street name” and do not return the voting instruction form and do not otherwise provide voting instructions online (as indicated on your voting instruction form), your shares will not be represented at the Meeting.

Where brokers are prohibited from exercising discretionary authority for beneficial owners who have not provided voting instructions on particular proposals (commonly referred to as “broker non-votes”), but those shares are voted with respect to other proposals, the shares will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purposes of voting on, and do not impact the outcome of the voting on, the subject proposal(s) on which they are not voted. However, as brokers may not vote your shares in their discretion on any proposal that may be addressed at the Meeting, it is not expected that there will be any broker non-votes.

What shares can I vote?

Our only class of shares outstanding is our ordinary shares. Each ordinary share outstanding as of the close of business on the record date, July 5, 2023, is entitled to one vote on all items of business at the Meeting. You may vote all ordinary shares you owned at that time, which may be (a) shares held directly in your name as the shareholder of record or (b) shares held for you as beneficial owner through a broker, trustee or other nominee, such as a bank. As of the close of business on July 5, 2023, there were 68,929,279 ordinary shares outstanding. The closing price of the ordinary shares on June 30, 2023 (the latest practicable date prior to the publication of this proxy statement), as quoted on the Nasdaq Global Select Market, was US$17.76.

How can I vote my shares without attending the Meeting?

Whether you hold shares directly as a shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the Meeting. If you are a shareholder of record, you may vote by submitting a proxy in one of the following ways: mailing a physical proxy card; or submitting a proxy online. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee on the enclosed voting instruction form, or in the alternative, online. For directions on how to vote, please refer to the instructions below and those on the proxy card or voting instruction form provided to you. If you vote online, your vote or voting instructions must be received by 11:59 p.m., U.S. Eastern time, on Monday, August 7, 2023 in order to be counted towards the tally of votes at the Meeting.

If you are a shareholder of record, you may cast your vote by proxy as follows:

Shareholders of record may vote by completing, signing, dating and mailing the enclosed proxy card in the accompanying pre-addressed, postage paid envelope. In the alternative, a shareholder of record can vote online. If you lose or misplace your proxy card, you may instead print a copy of the proxy card from our website at www.stratasys.com or from Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) that we furnished to the SEC on July 12, 2023, which can be located at www.sec.gov. When you fill out the proxy card, please print the name in which your ordinary shares are registered. We reserve the right to require further identifying information from you in order to allow you to submit your proxy card in that manner.

If you are a beneficial shareholder, you may submit your voting instructions as follows:

Beneficial owners who hold ordinary shares in “street name” can instruct their brokers, trustees or nominees how to vote by completing the enclosed voting instruction form and mailing it in the accompanying pre-addressed, postage paid envelope.

In the alternative, a beneficial owner can vote online, by following the instructions on the enclosed voting instruction form. Please have the control number that appears on your voting instruction form ready for inputting when you vote online.

May I attend the Meeting in person and how can I vote my shares in person at the Meeting?

Yes, the Meeting will be held at the offices of our external counsel, Meitar Law Offices, in Ramat Gan, Israel. If you attend the Meeting in person, shares held in your name as the shareholder of record may be voted on a ballot that we will provide to you at the meeting, provided that you bring proof of ownership of your ordinary shares (such as a copy of your share certificate or a statement showing book-entry shares) as of the record date for the meeting. Shares held beneficially in street name may be voted on a ballot only if you bring the requisite documentation, namely: (i) proof that you owned the shares in your brokerage, trustee or nominee account as of the record date (such as a brokerage account statement), and (ii) a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Meeting, we recommend that you also submit your proxy card or voting instruction form as described above so that your vote will be counted if you later decide not to attend the Meeting.

Is the proxy statement available electronically?

This proxy statement is available on our website at www.stratasys.com. In addition, it is appended as Exhibit 99.1 to the Form 6-K that we furnished to the SEC on July 12, 2023. You can view that Form 6-K at the SEC’s website at www.sec.gov.

Can I change my vote?

If you are a shareholder of record and have submitted a proxy card, you can change your vote at any time before it is voted by sending a written and dated notice of revocation or by submitting a signed proxy bearing a later date, in either case, to Stratasys Ltd., c/o Chief Communications Officer and Vice President, Investor Relations at Yonah.Lloyd@stratasys.com. Any such revocation or later proxy must be received by 11:59 p.m., U.S. Eastern time, on Monday, August 7, 2023, for it to be effective. If you initially voted online, you can follow the same instructions as you did initially in order to submit your revised vote. You may also revoke your proxy by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked, unless you vote again.

If your shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Meeting and voting in person.

What happens if additional matters are presented at the Meeting?

Other than the proposals described in this proxy statement, we are not aware of any other business to be acted upon at the Meeting. If you sign and submit a proxy card, the persons named as proxy holders, Ms. Vered Ben Jacob, Mr. Eitan Zamir and Mr. J. David Chertok, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Meeting in accordance with their best judgment.

Who will count the votes?

A representative of Stratasys Ltd. or of an independent third-party will act as the inspector of election to tabulate the votes cast at the Meeting.

Who will pay the costs of soliciting votes for the Meeting?

We have engaged Morrow Sodali LLC (“Morrow Sodali”), to assist in the solicitation of proxies for the Meeting. We estimate that we will pay Morrow Sodali a fee of approximately $200,000, plus costs and expenses, in respect of the Meeting. We have agreed to indemnify Morrow Sodali against various liabilities and expenses that relate to or arise out of our solicitation of proxies (subject to certain exceptions).

In addition to the mailing of these proxy materials, the solicitation of proxies may be made in person, by telephone or by electronic communication by certain of our directors, officers and other employees, who will not receive any additional compensation for such activities. We will also reimburse brokerage firms, banks, and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy and solicitation materials to the beneficial owners of our ordinary shares.

Where can I find the voting results of the Meeting?

We expect to announce preliminary voting results at the Meeting and publish final results in a Form 6-K to be furnished to the SEC after our Meeting. You can access that Form 6-K, and all of our other reports filed with or furnished to the SEC, on our website, www.stratasys.com, or at the SEC’s website, www.sec.gov.

Who should I contact if I have any questions about the proxy materials or voting?

If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this joint proxy statement or the enclosed proxy card or voting instruction form, you should contact Morrow Sodali, the proxy solicitation agent for Stratasys, at 509 Madison Avenue, Suite 1206, New York, NY 10022. Stratasys shareholders may call Morrow Sodali at 1-800-662-5200 (toll-free within the United States) or at 1-203-658-9400 (outside the United States) or email Morrow Sodali at: SSYS@info.morrowsodali.com.

OTHER MATTERS

On March 3, 2023, we filed with the SEC our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (our “2022 Annual Report”). Our 2022 Annual Report includes our audited 2022 financial statements, certain non-GAAP financial information for 2022, as well as additional information about our Company and our products, services and operations, our major shareholders, and our officers and directors.

You can access our 2022 Annual Report at our website, www.stratasys.com, and at the SEC’s website at www.sec.gov. We urge you to read our 2022 Annual Report to obtain additional information regarding our Company.

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the Meeting, please read this proxy statement and promptly vote your shares by completing, signing, and dating your enclosed proxy card or voting instruction form and returning it in the enclosed envelope.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 8, 2023

This proxy statement is available for viewing, printing
and downloading at www.stratasys.com.

You may also request a copy of the materials relating to our Meeting, including this proxy statement and form of proxy for our Meeting, by contacting our Chief Communications Officer and Vice President, Investor Relations by email at Yonah.Lloyd@stratasys.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements in this proxy statement regarding Stratasys’ strategy, and the statements regarding its projected future financial performance, are forward-looking statements reflecting Stratasys’ Board and/or management’s current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys’ business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: factors relating to the tender offer commenced by Nano for Stratasys’ ordinary shares (the “Nano tender offer”), including actions taken by Nano in connection with the Nano tender offer; actions taken by Stratasys or its shareholders in respect of the Nano tender offer and the effects of the offer, the completion or failure to complete the offer, on Stratasys’ businesses, or other developments involving Nano; the ultimate outcome of the proposed merger transaction between Stratasys and Desktop Metal, Inc. (“Desktop Metal”); the timing of the transaction with Desktop Metal; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction with Desktop Metal; the ability to satisfy closing conditions to the completion of the transaction with Desktop Metal (including any necessary shareholder approvals); other risks related to the completion of the transaction with Desktop Metal and actions related thereto; the degree of our success at introducing new or improved products and solutions that gain market share; the extent of growth of the 3D printing market generally; the duration and severity of headwinds caused by current macro-economic trends that have been adversely affecting, and may continue to adversely affect, our results, including unfavorable currency exchange rates, supply-chain delays, inflationary pressures and rising interest rates; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; the extent of our success at successfully integrating into our existing business, or making additional, acquisitions or investments in new businesses, technologies, products or services; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular (including risks stemming from Russia’s invasion of Ukraine); potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets that we have recently acquired or may acquire in the future; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others’ intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information-Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our 2022 Annual Report. Readers are urged to carefully review and consider the various disclosures made throughout our 2022 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2023, which Stratasys has furnished or will be furnishing to the SEC over the course of 2023, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this proxy statement are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by each person known by us to be the owner of more than 5% of our outstanding ordinary shares, as of June 29, 2023, unless otherwise noted.

The number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not necessarily indicative of beneficial ownership for any other purpose. Information concerning shareholders who beneficially own more than 5% of our outstanding ordinary shares is based on periodic public filings made by such shareholders (including, if applicable, the most recent reports filed by institutional investment managers on Form 13F). Ordinary shares that a person has a right to acquire within 60 days after June 29, 2023 (or such other date indicated below) are deemed outstanding for purposes of computing the percentage ownership of that person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. We have based our calculations of the percentage ownership on 68,923,480 ordinary shares that were outstanding as of June 29, 2023.

Beneficial Owner	Ordinary Shares		Percentage Ownership
Nano Dimension Ltd.	9,695,115	(1)	14.1%
Neuberger Berman Group LLC	3,883,301	(2)	5.6%
Phoenix Holdings Ltd.	3,838,162	(3)	5.6%

____________

(1)      Represents shares beneficially owned as of June 27, 2023, as indicated in Amendment No. 7 to its statement of beneficial ownership on Schedule 13D, filed by Nano Dimension Ltd. with the SEC on June 27, 2023. As indicated in that statement, Nano Dimension Ltd. possesses sole voting and investment power with respect to all such 9,695,115 ordinary shares beneficially owned by it.

(2)      Represents shares beneficially owned as of March 31, 2023, as indicated in the report of institutional investment manager on Form 13F filed by Neuberger Berman Group LLC (“Neuberger Berman”) on May 11, 2023. As indicated in that report, Neuberger Berman possesses sole voting power with respect to a total of 3,127,294 ordinary shares and no voting authority with respect to an additional 702,424 ordinary shares held by Neuberger Berman. An additional 53,583 of the ordinary shares included in this row are held by BNY Mellon Investment Adviser, Inc., and Neuberger Berman does not possesses voting authority or investment discretion with respect to those shares.

(3)      Represents shares beneficially owned as of March 31, 2023, as indicated in the report of institutional investment manager on Form 13F filed by Phoenix Holdings Ltd. on May 11, 2023. As indicated in that report, Phoenix Holdings Ltd possesses sole voting and dispositive power with respect to all such 3,838,162 ordinary shares beneficially owned by it.

Additional Information Regarding Our Board, Corporate Governance and
Compensation of Our Officers and Directors

Item 6B of our 2022 Annual Report contains information regarding compensation paid to our directors and to our five highest-paid office holders in 2022. Item 6C of our 2022 Annual Report contains additional information regarding our Board, its committees and our corporate governance practices. Item 4B of our 2022 Annual Report contains our Board Diversity Matrix. We encourage you to review those items of our 2022 Annual Report (which we incorporate by reference herein) to obtain additional information regarding our Board and our other office holders. Please also see “Proposal 1. Re-Election or Election of Directors — Stratasys Slate vs. Nano Slate — Stratasys Board and Committee Independence” below.

PROPOSAL 1:
RE-ELECTION OR ELECTION OF DIRECTORS — STRATASYS SLATE VS. NANO SLATE

Background

Authorized Size of Board

Article 75.1 of our Amended Articles provides that the number of directors of our Company shall be between seven (7) and eleven (11), as determined from time to time by our Board.

Previously, in early June 2023, the Stratasys Board determined that Stratasys would combine its annual general meeting of shareholders for 2023 together with the extraordinary general meeting of shareholders at which it plans to seek approval for certain matters related to its prospective merger transaction with Desktop Metal (as combined, the “2023 AGM/EGM”). As part of our preparation of the proxy statement/prospectus for the 2023 AGM/EGM, our Board resolved to set the size of the Board at eight (8) directors, and to nominate each of the eight individuals currently serving on the Board for re-election in respect of the annual general meeting portion of the 2023 AGM/EGM.

The Board subsequently changed its determination with respect to the combination and timing of the annual general meeting of shareholders for 2023. On June 13, 2023, we received a demand from Nano, as a shareholder holding shares representing at least 5% of the outstanding voting power of Stratasys, demanding that we call an extraordinary general meeting of shareholders at which the removal of each of the current members of the Board — other than Mr. S. Scott Crump — and their replacement with the seven individuals who constitute the Nano Slate, would be included on the agenda. Although the subject matter of that demand was not deemed to be appropriate for such an extraordinary general meeting of shareholders under our articles of association, our Board nevertheless determined to enable our shareholders to consider the nominees proposed by Nano. As a result, our Board resolved to hold our 2023 annual general meeting as soon as practicable, and in conjunction with the Nano-demanded vote, rather than to wait for a combined 2023 AGM/EGM in respect of the merger with Desktop Metal.

Mr. S. Scott Crump, a current Board director, has indicated that he will not serve on the Board in the event that the Nano Slate is elected to replace the current directors of Stratasys. As such, if the Nano Slate is elected, the number of directors serving on the Board would be seven (7). Accordingly, in approving the holding of the Meeting, our Board resolved that the size of the Board will be set at eight (8) directors if the Stratasys Slate is elected, or seven (7) directors if the Nano Slate is elected.

Israeli Companies Law Leniency Governing Board

Back in May 2016, following our 2016 annual general meeting of shareholders, we elected to be governed by an exemption under the Companies Law regulations that allows us to “opt out” from appointing external directors and from complying with the Companies Law requirements related to the composition of the audit committee and compensation committee of our Board. Our eligibility for that exemption is subject to certain conditions, including our compliance with Nasdaq audit committee and compensation committee composition requirements, with which we currently comply.1 Since the time of that election, each of our directors is elected annually, at our annual general meeting of shareholders, for a one-year term.

Stratasys Board Nominees for Re-election

Our Board has nominated a slate of directors, constituting the Stratasys Slate, consisting of Mr. Dov Ofer (the Chairman of the Board), Mr. S. Scott Crump, Mr. John J. McEleney, Ms. Ziva Patir, Mr. David Reis, Mr. Michael Schoellhorn, Mr. Yair Seroussi and Ms. Adina Shorr, each of whom is an existing director, for reelection, in each case to serve as a director until our 2024 annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

____________

1        As described further below in this Proposal 1, if the Nano Slate is elected at the Meeting, we would no longer comply with the Nasdaq audit or compensation committee requirements. We would therefore be required to elect external directors under the Companies Law, which would be expected to increase our corporate governance compliance costs.

The following table sets forth information, as of the date of this proxy statement, regarding the individuals nominated by the Board for re-election at the Meeting:

Name	Age	Current Position
Dov Ofer	69	Chairman of the Board of Directors
S. Scott Crump	70	Director
John J. McEleney	61	Director
Ziva Patir	73	Director
David Reis	61	Director
Michael Schoellhorn	58	Director
Yair Seroussi	67	Director
Adina Shorr	62	Director

Stratasys Board and Committee Independence

Each of Messrs. Ofer, McEleney, Reis, Schoellhorn and Seroussi, and each of Mses. Patir and Shorr, has been affirmatively determined by the Board to be an independent director, as defined under the Listing Rules of the Nasdaq Stock Market. Consequently, we comply with the requirement of Nasdaq Listing Rule 5605(b)(1) that a majority of our Board be composed of independent directors. Similarly, the audit and compensation committees of our Board are composed solely of independent directors, in accordance with the requirements of Nasdaq Listing Rule 5605(c)(2) and Exchange Act Rule 10A-3, and Nasdaq Listing Rule 5605(d)(2) and Exchange Act Rule 10C-1, respectively. The members of those committees consist of John McEleney, Yair Seroussi and Adina Shorr, for the audit committee, and John McEleney, Ziva Patir and David Reis, for the compensation committee.

Biographical Information Concerning Stratasys Slate Nominees for Re-election at the Meeting

Dov Ofer

Experience

•        Chief Executive Officer (2007 – 2013), Lumenis Ltd., a publicly held medical laser device company

•        Corporate Vice President and General Manager (2005 – 2007), HP Scitex (formerly a subsidiary of Scailex Corporation Ltd., a producer of large format printing equipment)

•        President and Chief Executive Officer (2002 – 2005), Scitex Vision Ltd

Education

•        B.A., Economics, Hebrew University in Israel

•        M.B.A., University of California Berkeley in California

Other Public Boards

•        Director, Kornit Digital Ltd., a provider of industrial and commercial printing solutions for the garment, apparel and textile industries (2015 – present)

•        Chairman, Scodix Ltd., a provider of digital print embellishment solutions for the graphic arts industry (2020 – present); joined board in 2013

•        Chairman, Plastopil Hazorea Company Ltd., a company that develops, manufactures and markets flexible barrier films and technologically advanced packaging solutions for chilled foods (2013 – 2018)

Qualifications

Dov Ofer has served as Stratasys’ Chairman of the Board since May 2020 and as a director since July 2017. Mr. Ofer brings significant strategic and leadership skills gained over his 25 years in executive management and board positions in the emerging Israeli high-tech sector, which has resulted in a strong history of introducing innovation and driving technology development. It also has resulted in his deep expertise in 2D printing gained while serving as an executive at Scitex Vision and subsequently HP Scitex, and as a director at Scodix and Kornit. This expertise is very valuable for the 3D journey of Stratasys. He also has intimate knowledge of the medical devices market, an essential vertical for Stratasys, which he gained in his previous position leading Lumenis. His M&A expertise, gained while participating in various mergers and acquisitions within the industry, allows him to bring critical insights related to evaluation of potential transactions and provide guidance to the Board as Stratasys continues to grow. His service on the oversight committee of the Board, which guided executive management during the interim period prior to the appointment of the current, permanent chief executive officer, gave Mr. Ofer deep knowledge of the Company’s specific operations.

S. Scott Crump

Experience

•        Chief External Affairs and Innovation Officer (2020), Chairman of Stratasys Ltd (2012 – 2015), Chairman of the Executive Committee of the Board (2015 – 2020), Chief Innovation Officer (2013 – 2020), Stratasys Ltd.

•        Stratasys Inc Co-Founder, Chairman, Chief Executive Officer, President, Treasurer (1988 – 2012), Chief Financial Officer (1990 – 1997)

Education

•        B.S., Mechanical Engineering, Washington State University

•        Entrepreneurial Studies, Anderson School of UCLA

Qualifications

S. Scott Crump has served as a director of Stratasys since November 2021. Mr. Crump is regarded as one of the two pioneers in the creation of the 3D printing industry due to his invention of Stratasys’ printing technology, Fused Deposition Modeling (FDM). FDM is currently the world’s most proliferated 3D printing technology. Mr. Crump is also responsible for many other innovations and, in total, he is a named inventor on 28 patents around the world. Since inventing the technology and co-founding Stratasys in 1988 along with Lisa H. Crump, his wife, he grew the Company to be one of the largest 3D printing companies in the world. His years serving as the head of Stratasys and then as its Chief Innovation Officer have provided him with deep fundamental knowledge of the Company’s AM applications, operations, products and competitive landscape. His continued service as a technology expert on the Board is invaluable as it provides extensive insight into current and developing technology and makes him an essential member of the Board.

John J. McEleney

Experience

•        Co-Founder and Chief Executive Officer (2012 – 2019, when acquired by PTC), Onshape Inc., a venture-backed start-up company focused on applying modern computing to the 3D product design market

•        Chief Executive Officer (2009 – 2011, when acquired by Verizon), Cloud Switch, a provider of cloud software technology

•        Chief Executive Officer (2001 – 2007), served in several capacities, including Chief Operating Officer and Vice President, Americas Sales after joining company in 1996, SolidWorks Corporation, a wholly owned subsidiary of Dassault Systemes S.A.

•        Held several key management positions at CAD software pioneer, Computervision, and at defense contractor, Raytheon

Education

•        B.S., Mechanical Engineering, University of Rochester

•        M.S., Manufacturing Engineering, Boston University

•        M.B.A., Northeastern University

Other Boards/Organizations

•        Director, InNeuroco, a medical device company focused on neurological access devices (2018 – present)

Qualifications

John J. McEleney has served as a director of Stratasys since the Stratasys, Inc.-Objet Ltd. merger, and, before that, as a director of Stratasys, Inc. from 2007 until the Stratasys, Inc.-Objet Ltd. merger. Mr. McEleney is a visionary technology executive who has shaped the software industry in relation to 3D printing. He has deep understanding of software for 3D and 2D printing, gained over his more than 30 years of experience in mechanical design and software. Throughout his career, Mr. McEleny has been extensively involved in transforming businesses, driving corporate strategy and forecasting future trends in product development and manufacturing. He is uniquely positioned to understand the innovation challenges Stratasys’ customers face. This background makes him valuable to the Board as his insights help guide the Company’s strategy and innovation development.

Ziva Patir

Experience

•        Consultant to governments on issues of strategy and compliance, risk-based regulatory enforcement activities, sustainability, standardization and policy (2018 – present)

•        Vice President of Standards, Policy and Sustainability (2008 – 2013), Better Place, an electric vehicles infrastructure company providing technology design and service for switchable battery cars

•        Vice President and Chair of the Technical Management Board (2004 – 2008), International Organization for Standardization (ISO), the world’s largest developer and publisher of international standards

•        Director General (1996 – 2008), The Standards Institution of Israel (SII)

Education

•        B.S., Chemistry, Tel-Aviv University

•        M.Sc., Chemistry/Polymer Science, Weizmann Institute of Science

•        Certified Quality Engineer

Other Public Boards

•        ABRA, an IT services and IT consulting provider (2016 – present)

Other Boards/Organizations

•        Chair of the Board, Habima National Theatre of Israel in Tel Aviv, Israel (2022 – present)

•        Director, Lahav at Tel-Aviv University, the leading provider of executive education in Israel (present)

•        Director, ELTA Systems Ltd., a privately held radar company that develops advanced defense and intelligence electronics (2014 – 2017)

•        Director, A. Luzon Real Estate & Finance, an investing and financing real estate company (2016 – 2022)

•        Chair of the Board, Road Safety Authority (RSA) in Israel (2008 – 2010)

•        Member, International Electrotechnical Commission Council Board (1998 – 2000)

Qualifications

Ziva Patir has served as a director of Stratasys since June 2013. Ms. Patir brings to the Board unparalleled sustainability and quality management expertise and regulatory experience, gained over her career in roles setting and overseeing regulatory- and policy-based standards and compliance focused on sustainable operations. This includes her time at ISO, where she authored the ISO 26000 standard developed to help organizations effectively assess and address social responsibilities that are relevant and significant to their business, including operations and processes, and to their stakeholders, including customers, employees, and the communities where they operate. The standard addresses the broad topics of organizational governance, human rights, labor practices, the environment, fair operating practices, consumer issues, and community involvement and development. Following those roles, her time as Vice President of Standards, Policy and Sustainability at Better Place provided her with insights into the practical, company-specific requirements of meeting those standards. These experiences and expertise provide her with valuable perspectives that are essential to Stratasys and its sustainability strategy.

David Reis

Experience

•        Chief Executive Officer (2012 – 2016), Stratasys Ltd.

•        Chief Executive Officer and Director (2009 – 2012, when merged with Stratasys Inc.), Objet Ltd

•        Chief Executive Officer and President (2006 – 2008, when acquired by HP), NUR Macroprinters Ltd., a publicly held wide format printer manufacturer

•        Chief Executive Officer and President (2002 – 2005), ImageID, an automatic identification and data capture solution provider

•        Chief Executive Officer and President (1996 – 2001), Scitex Vision (Idanit), a publicly held developer and manufacturer of wide-format printers

Education

•        B.A., Economics and Management, Technion-Israel Institute of Technology

•        M.B.A., University of Denver

•        Graduate, Harvard Business School Advanced Management Program

Other Public Boards

•        Director, Scodix Ltd. (2022 – present)

Other Boards/Organizations

•        Chairman, Enercon Technologies Ltd., a provider of integrated electronic product design & contract manufacturing services to the medical, industrial, and defense segments (2017 – present)

•        Chairman, Tuttnauer Ltd, a manufacturer of autoclave sterilizers and plasma sterilizers, and a provider of washer disinfectors and other infection control products in the Healthcare and Life Science industries (2017 – present)

•        Chairman, Seed-X Inc, an AI and Deep Learing company ooptimizing seed & food supply chains with a seed analysis platform (2020 – present)

Qualifications

David Reis has served as a director of Stratasys from June 2013 to the present time. Mr. Reis has extensive senior leadership experience, including as a CEO, leading fast growing startups and large-scale, high-tech operations spread over different geographies and cultures, including successful leadership of companies in the areas of 3D and 2D printing, software, medical devices, electronics, and POS systems. David has proven experience in managing global businesses, including innovation and R&D across multiple disciplines, and has been particularly committed to research, long-term planning and market analysis. His experience with both private and public companies and involvement in numerous global M&A and IPO transactions allows him to provide important perspectives to the Board and Company.

Michael Schoellhorn

Experience

•        Chief Executive Officer, Defence and Space (2021 – present), Chief Operating Officer (2019 – 2021), member of the Executive Committee (2019 – present), Airbus

•        Chief Operating Officer and a member of the Management Board (2015 – 2019), BSH Home Appliances GmbH, a leading German manufacturer of home appliances owned by the Robert Bosch Group

•        Held various operational international senior management positions in the automotive division, resulting in being appointed Executive Vice President for Manufacturing and Quality (2012 – 2014), Robert Bosch GmbH (1999 – 2014)

•        Research Assistant (1994 – 1999), Helmut Schmidt University (University of the German armed forces)

•        Officer and a helicopter pilot, German Armed Forces (1984 – 1994)

Education

•        M.S., Mechanical Engineering, Helmut Schmidt University

•        Ph.D., Control Engineering, Helmut Schmidt University

•        Studied at IMD Business School (Lausanne, Switzerland), Tepper School of Business (Pittsburgh, USA), Bosch-Carnegie-Institute (Pittsburgh, USA), and the Robert-Bosch-Kolleg (Stuttgart, Germany)

Other Boards/Organizations

•        Member, Supervisory Board, Premium Aerospace Group (2022 – present)

•        President, BDLI, the German aerospace industries association (2021 – present)

•        Member, Baden-Baden Entrepreneur Talks, a discussion forum for German business and political leaders (present)

•        Chairman, Supervisory Board, Airbus Operations GmBH (2020 – 2022)

Qualifications

Michael Schoellhorn has served as a director of Stratasys since November 2020. Mr. Schoellhorn’s more than-23-year career has provided him with extensive operational and manufacturing experience, including his time as COO at Airbus where he led the production, quality, procurement and information management organizations, transforming and building the manufacturing system of the future. In his current role, Mr. Schoellhorn’s responsibilities include defence, unmanned air services and connected intelligence activities. During his time at Bosch, Mr. Schoellhorn gained broad expertise in production, engineering, quality, supply chain management as well as digitalization and end-to-end process optimization in the U.S., Czech Republic and Germany. His operational expertise, global manufacturing experience and deep knowledge of three of the Company’s key verticals — aerospace, automotive and defense — allow him to provide the Board and Company with relevant and valuable insights.

Yair Seroussi

Experience

•        Member of the Advisory Team, SkyFund, a leading mid-market Israeli private equity fund (present)

•        Chairman of the Board (2009 – 2016), Bank Hapoalim

•        Founder and Head (1993 – 2009), Morgan Stanley Israel

•        Founder and Chairman, Mustang Mezzanine Fund

•        Served in the Israeli Ministry of Finance, where he held several senior positions, including as Head of the Office of the Ministry of Finance in the U.S. and Head of the Commodities Division in NY (1987 – 1992)

Education

•        B.S., Economics and Political Science, Hebrew University in Israel

Other Public Boards

•        Chairman, ZIM Integrated Shipping Services Ltd., a publicly held international cargo shipping company (2020 – present)

•        Board member and Chairman of the audit committee, Bank Hapoalim (1997 – 2002)

Other Boards/Organizations

•        Director, DSP Group, Inc, a privately held manufacturer of chipsets for VoIP, multimedia, and digital cordless applications (2002 – present)

•        Board of Governors, Hebrew University (present)

•        Chairman, Eli Hurvitz Strategic Management Institute at the Tel Aviv University (present)

•        Chairman of the Investment Committee, Mivtachim, Israel’s largest pension fund (2003 – 2009)

•        President, Israeli Bank Association (formerly)

•        Director, Israel Corp and Frutarom Industries (formerly)

Qualifications

Yair Seroussi has served as a director of Stratasys since July 2017. Mr. Seroussi has extensive financial and investment expertise developed over his remarkable career that included service in the Israeli Ministry of Finance, during which time he was head of the Commodities Division, and as a member of the team that created the Yozma Program, which initiated the venture capital industry in Israel. In addition, his roles at various critical financial institutions, including as founder and head of Morgan Stanley Israel and Chairman of Bank Hapoalim, and as a member of various investment committees of private equity funds, have resulted in his deep knowledge of capital markets, which is essential for the Company and his role as chairman of the audit committee.

Adina Shorr

Experience

•        Chief Executive Officer (2018 – 2020), Scodix, a company that provides digital press solutions for print enhancement

•        Chief Executive Officer and Chairman of the Board (2013 – 2018), Lucidlogix Technologies Ltd.

•        Chief Executive Officer (2009 – 2013), CellGuide Ltd.(which was acquired by Lucidlogix)

•        Chief Executive Officer and President (2003 – 2009), Objet Ltd.(formerly known as Objet Geometries, Ltd.)

•        Corporate Vice President, Leaf Products (2000 – 2003), Creo Inc.

•        Served for nine years at Scitex, four years of which she was President of the Scitex Input Division

•        Worked for IBM in a sales support capacity and for Unisys in Program Management, with responsibility for the management of the business facets of the Unisys Network Computing Division

Education

•        B.A., Michigan State University with honors

•        M.B.A., Michigan State University with honors

Other Public Boards

•        Director, Objet Geometries Ltd. (2012 – 2013)

•        Director, Advanced Vision Technology Ltd. (2014 – 2017 acquired by Danaher)

•        Director Highcon Systems 2018 – present

Other Boards/Organizations

•        Director, SPO Precision Optics 2020 – present

•        Director, Resonai 2017 – 2021

Qualifications

Adina Shorr has served as a director of Stratasys since having been appointed by the Board in July 2018, and was re-elected by the shareholders at each annual general meeting since that time. Ms. Shorr has extensive experience in senior leadership and management of technology, systems and solutions stemming from her more than-30-year career in the technology sector, both in the United States and Israel. This includes her service as CEO of Objet, one of the companies Stratasys acquired, which positioned the Company as a leader within the high-growth 3D printing and direct digital manufacturing industry, as well as her time at Creo, where she initiated and led in 2000 the establishment of Leaf Products, a start-up for professional digital photography within Creo. Her substantial technology knowledge and expertise is of particular value to Stratasys and the Board.

The following matrix summarizes the extensive experience and skills set of the Stratasys Slate members that are critical to their successfully serving on our Board:

Stratasys Slate Member Current Title	Dov Ofer Chairman	S. Scott Crump Director	John McEleney Director	Ziva Patir Director	David Reis Director	Michael Schoellhorn Director	Yair Seroussi Director	Adina Shorr Director
Senior Management	✓	✓	✓	✓	✓	✓	✓	✓
Global Business	✓	✓	✓	✓	✓	✓	✓	✓
Strategic Planning	✓	✓	✓	✓	✓	✓	✓	✓
Industrial Products	✓	✓	✓	✓	✓	✓	✓	✓
Industry Expertise	✓	✓	✓		✓	✓	✓	✓
IT/Technology	✓	✓	✓		✓	✓	✓	✓
Sales and Marketing	✓	✓	✓	✓	✓	✓	✓	✓
Human Capital Management	✓	✓	✓	✓	✓	✓	✓	✓
ESG	✓	✓	✓	✓	✓	✓	✓	✓
Finance/Accounting	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Governance	✓	✓	✓	✓	✓	✓	✓	✓
Public board experience	✓	✓	✓		✓	✓	✓	✓
Experience running $1B public company	✓	✓	✓		✓	✓	✓	✓
Experience running a 3D Printing company	✓	✓	✓		✓			✓
Total	14/14	14/14	14/14	9/14	14/14	13/14	13/14	14/14

Nano Slate Nominees

The following table sets forth information, as of the date of this proxy statement, regarding the individuals nominated by Nano for election at the Meeting. This information, as well as the biographical information concerning the Nano Slate members that appears further below, is based solely on Director & Officer questionnaires and other materials submitted to our Company by Nano, as well as Nano’s Annual Report on Form 20-F for the year ended December 31, 2022 that was publicly filed with the SEC, and has not been verified by us to be accurate. We take no responsibility for its accuracy or completeness:

Name	Age	Current Position
Yoav Stern	69	Nano’s Chief Executive Officer
Nick Geddes	47	Nano’s Chief Technology Officer
Hanan Gino	63	Nano’s Chief Product Officer and Head of Strategic M&A Chairman of Investment Committee & Managing Partner,
Zeev Holtzman	82	Giza Venture Capital Funds
Zivi Nedivi	65	Nano’s President
Tomer Pinchas	49	Nano’s Chief Operating Officer
Yael Sandler	36	Nano’s Chief Financial Officer

Nano Slate Independence

Each of Messrs. Stern, Geddes, Gino, Holtzman, Nedivi and Pinchas, and Ms. Sandler, together comprising the Nano Slate, has affirmed in a Director & Officer questionnaire completed by him or her prior to the calling of the Meeting, as to his or her qualification to serve prospectively as an independent director of Stratasys, as such independence is determined under the Listing Rules of the Nasdaq Stock Market. Similarly, none of the members of the Nano Slate has identified relationships that would disqualify him or her from serving as an independent member of the audit or compensation committees of the Stratasys Board, as determined in accordance with the requirements of Nasdaq Listing Rule 5605(c)(2) and Exchange Act Rule 10A-3, and Nasdaq Listing Rule 5605(d)(2) and Exchange Act Rule 10C-1, respectively. However, as described under “Considerations Against Nano Slate of Nominees” below, due to their relationship with Nano (an affiliate of Stratasys under such rules), it is clear that none of the Nano Slate members, other than Mr. Holtzman, can be determined to be independent for the purposes of the foregoing rules governing the audit committee and compensation committee. It is furthermore clear that given their relationship with Nano, none of the Nano Slate members, other than Mr. Holtzman, would possess the requisite independent judgment to qualify as an independent director on the Board generally under the Nasdaq Listing Rules.

Biographical Information Concerning Nano Slate Nominees for Election at the Meeting

Yoav Stern has served as Nano’s Chief Executive Officer since January 2020. Mr. Stern has served as Nano’s Chairman of the board of directors since May 2021. Mr. Stern has been an investor, chief executive officer and/or chairman of hi-tech companies. Mr. Stern has led companies in the fields of software and IT, video surveillance, audio and voice over IP, semiconductors equipment, fiber optics, defense-technologies, communication solutions, aerospace, and homeland security. Mr. Stern spent most of his business career in the United States, running both public and private companies with global operations including in United Kingdom, Germany, Australia, India and Singapore. Since 1997, Mr. Stern has also served as the Co-Chairman of Bogen Communication International and Bogen Corporation, and prior to joining Nano Dimension, from 2011 to 2016, Mr. Stern was the president and chief executive officer of DVTEL Inc., headquartered in New Jersey, USA. Mr. Stern has a B.Sc. in Mathematics and Computer Science, a Diploma in Automation and Mechanical Engineering and an M.A. in International Relations from New York University. Mr. Stern is a graduate of the Israeli Air Force Academy and served as an F-15 Pilot and D. Squadron Commander, as well as the Commander of the Combat Operational Training Unit of the Israeli Air Force.

Nick Geddes has served as Nano’s Chief Technology Officer since July 2022. Mr. Geddes co-founded GIS in 20006 and served as GIS’s Chief Operating Officer and Chief Technology Officer from 2006 through 2021. Mr. Geddes has remained deeply involved in both the technical and commercial areas of GIS, driving innovative solutions from conception through to product. Prior to GIS, Mr. Geddes worked as inkjet consultant, and for six years at USB Investment Bank as a Director in Debt Capital Markets. Mr. Geddes has a Master’s degree from Cambridge University in Computer Science.

Hanan Gino has served as Nano’s Chief Product Officer and Head of Strategic M&S since April 2021. Mr. Gino has been a leading senior executive in leading international technology corporations. From February 2013 to June 2016, he was the President of Verint Systems Inc. (Nasdaq: VRNT) global Security Intelligence business. Mr. Gino was the chief executive of Verint Systems Ltd. from April 2018 to May 2021. Prior to joining Verint, he spent 23 years at Orbotech Ltd. (Nasdaq: KLAC), a global technology company whose products are used in consumer and industrial electronics and adjacent industries. From 2006 to 2010, Mr. Gino was the president of the PCB division of Orbotech.

Zeev Holtzman founded Giza Venture Capital in 1992 following 20 years in the financial advisory, private equity and investment banking sectors in the US and Israel. Since then, he has served as Giza Venture Capital funds’ Chairman of the Investment Committee and Managing Partner, focusing on strategy, capital raising, deal sourcing, exits of portfolio companies and Giza’s global activities. Mr. Holtzman is also the Founder and Chairman of IVC Research Center, the premier online Israeli research and data base firm covering the Israeli hi tech, technology, venture capital industry. Mr. Holtzman is also a board member and supporter, since its inception, of Tmura, the Israeli venture capital industry’s main philanthropic organization, and a member of the Executive Committee of the Israel Museum of Art Israeli Friends Association. Mr. Holtzman served and continues to serve as a board member of Giza Venture Capital funds portfolio companies. Mr. Holtzman has also served in several other prominent positions, including: Chairman of the Supreme Investment Committee of the Technion — Israel Institute of Technology- endowment fund; co- founder of the Israel Venture Capital Association, known today as HTIA; and presentation of Alex Brown and CS First Boston in their Israeli activities. Mr. Holtzman holds an MBA from Columbia University and a BA in economics and History of the Muslim Countries from the Hebrew University of Jerusalem.

Zivi Nedivi has served as Nano’s President since April 2021. Mr. Nedivi has been the chief executive officer of several technology companies, including Cyalume Technologies Inc., a world leader in chemical-lighting solutions that manufactures chemiluminescent ammunition and infra-red devices used by U.S. and NATO military forces as well as law enforcement agencies. He was also the chief operating officer of Lumenis Ltd., a developer of innovative energy-based technologies. From 1990 to 2005, he was the chief executive officer of Kellstrom Industries, Inc., an advanced data management company specializing in aviation supply chains. A graduate of the Israel Air Force Academy, he was an F-15 fighter pilot for seven years and held the rank of major.

Tomer Pinchas has served as Nano’s Chief Operating Officer since October 2022. Mr. Pinchas brings 18 years of global experience in finance, M&A and operations management. He recently served as a Chief Financial Officer at Kryon Systems Ltd. from March 2018 to August 2022, a global company that offers intelligence robotic process automation for enterprises digital transformation solution, responsible for all financial management, legal and revenue operations functions. Prior to joining Kryon Systems Ltd., Mr. Pinchas served as a Chief Financial Officer at myThings Inc. from July 2016 to March 2018, a personalized retargeting company providing advertisers with display advertisements in real time. Previously, Mr. Pinchas served as a Chief Financial Officer at DVTel, Inc. from 2007 to 2016, a developer of IP video surveillance solutions, where he led the due diligence, negotiation and acquisition of DVTel, Inc. by FLIR Systems Inc. Mr. Pinchas’ experience also includes working at top public accounting firms, including PwC in New York City from 2005 to 2006. Mr. Pinchas is a graduate of the General Management Program at Harvard Business School and holds a B.A in Accounting and Finance from the College of Management.

Yael Sandler has served as Nano’s Chief Financial Officer since June 2015. From 2014 until 2015, Ms. Sandler served as the Group Controller of RealMatch Ltd. From 2011 through December 2014, Ms. Sandler held various positions at Somekh-Chaikin (KPMG Israel), where she gained valuable experience working with public companies and companies pursuing initial public offerings. Ms. Sandler completed the professional course of the Israeli Navy in 2005 and served as a submarine simulator instructor and commander until 2007. Ms. Sandler is a Certified Public Accountant in Israel. Ms. Sandler earned a B.A. with honors in Accounting and Economics from the Hebrew University of Jerusalem and a M.B.T. with honors from the College of Management in Rishon LeZion.

Reasons for Voting FOR Stratasys Slate Instead of Nano Slate

In nominating each of the eight individuals constituting the Stratasys Slate for re-election as directors at the Meeting, the Board identified several compelling reasons why these individuals are highly qualified to lead the Company at this critical juncture in the history of Stratasys and of the 3D printing and additive manufacturing (“AM”) industries more broadly. Those reasons squarely align with the interests of our public shareholders. At the same time, there are several compelling reasons why the Nano Slate would not only be poorly suited for managing our Company, but would furthermore cause value destruction for your investment as a public shareholder of Stratasys.

Considerations in Favor of Stratasys Slate of Nominees

•        Stratasys Slate’s industry knowledge, experience and skillset is highly relevant to our Company’s strategy and objectives.    Unlike the members of the Nano Slate, the Stratasys Slate is comprised of individuals with rich experience in areas that are relevant to Stratasys’ worldwide operations and to board service at a large public company such as Stratasys, with seven out of the eight nominees on the Stratasys Slate having been a member of a public company board prior to serving on the Board. Each of the Stratasys Slate members has, among other relevant backgrounds and capabilities, deep expertise and past experience in: a senior management role; a global business; strategic planning; industrial products; sales and marketing; human capital management; finance or accounting; corporate governance; and ESG. The vast majority of the Stratasys Slate furthermore has market-leading know-how in the 3D printing industry and IT/technology and has run a public company worth $1 billion or more. Each of Messrs. Ofer, Crump, McEleney and Reis, and Ms. Shorr, furthermore has experience running a 3D printing company. The favorable view of the individuals on the Stratasys Slate held by Stratasys’ shareholders is evidenced by the very high percentages of votes “FOR” their election or re-election that they continually receive, averaging 97.6% and 96.3% in favor of the Stratasys Slate members (even after including abstentions) at the 2021 and 2022 annual general meetings of Stratasys, respectively.

•        Top-rate corporate governance practices.    The Stratasys Slate members, throughout their service on the Board, have demonstrated a commitment to sound corporate governance, as evidenced by the best practices implemented and maintained during their tenure, informed by institutional shareholder recommendations and robust shareholder engagement efforts. In particular:

•        The Board and management actively and directly engage with shareholders, regularly offering meetings and reaching out to the Company’s significant shareholders.

•        Stratasys engages with investors, stewardship committees, and proxy advisory firms to listen to their views on our business and corporate governance.

•        A year-round engagement program seeks continuous feedback, not just close to the Stratasys annual general meeting.

•        Stratasys shareholders are given the opportunity to vote for or against all director nominees each year, as the Stratasys articles do not provide for a staggered board.

•        Stratasys reports quarterly results in a comprehensive manner, in the format of a Form 10-Q, as if it were a U.S. domestic issuer, in a Form 6-K report, including full interim financial statements with management’s analysis provided in “Operating and Financial Review and Prospects” (the foreign private issuer equivalent of “MD&A”).

•        Stratasys has held approximately 50 calls and in-person meetings with shareholders in the first half of 2023 alone.

•        Stratasys has attended approximately 10 investor conferences in the past 12 months.

•        Maximizing shareholder value through multi-year transition to stronger growth.    The Stratasys Slate members, in their roles as members of the Board, have overseen Stratasys’ strategic North Star program. They have overseen our Company’s focus on profitability, the success of which is evidenced by Stratasys’ string of seven consecutive quarters of adjusted profitability. In their consideration of strategic transactions during their tenure on the Board, the Stratasys Slate members’ goal has been maximizing shareholder value. In particular, the Stratasys Board has taken the following actions:

•        The Board has taken a responsible approach and thoroughly evaluated proposals from Nano and 3D Systems against our Company’s stand-alone plan together with other opportunities available to our Company, such as the merger with Desktop Metal, in order to maximize shareholder value.

•        Understanding the complexity of a consolidating industry, the Stratasys Slate members have worked to develop a 360-degree perspective regarding the relevant players, their operations and technology, and all other aspects of potential counterparties to a strategic transaction with our Company, and all of the Stratasys Slate members’ actions to date regarding potential strategic transactions have been in furtherance of the goal of maximizing shareholder value.

•        The Stratasys Slate members have ensured that shareholders have a vote on the future direction of Stratasys, with a shareholder vote on the merger with Desktop Metal currently anticipated to be held in September 2023.

•        Balanced, continually evaluated, evolving Board composition.    Our Board has continually evaluated its composition and has made adjustments on a regular basis in order to maintain the right balance of skills, experience, diversity and tenure. Furthermore, unlike the staggered board of directors maintained by Nano, each nominee of the Stratasys Board has been subject to shareholder election each year (other than during an initial two-year period following the Objet-Stratasys merger in December 2012), thereby giving our shareholders a chance to affirm the then-current mix of nominees. Of the individuals who constitute the Stratasys Slate, Mr. McEleney has served as a director for the longest period, from the effective date of the Stratasys, Inc.-Objet Ltd. merger on December 1, 2012 until the present time. Ms. Patir and Mr. Reis have served as directors since June 2013. Each of Messrs. Ofer and Seroussi was initially elected as a director at Stratasys’ 2017 annual general meeting of shareholders, on July 18, 2017. Ms. Adina Shorr has served as a director since her appointment on July 25, 2018 and was re-elected at the 2018 annual general meeting of shareholders and at each annual general meeting since then. Mr. Schoellhorn was initially elected by Stratasys’ shareholders at the 2020 annual meeting of shareholders in November 2020. Lastly, Mr. S. Scott Crump’s current service on the Stratasys board began when he was elected by Stratasys shareholders at Stratasys’ 2021 annual meeting of shareholders in November 2021 (after having previously served as Chairman of the Board of Stratasys, Inc. from its inception in 1988 until the Stratasys-Objet merger in December 2012, and as Chairman of the Board for Stratasys Ltd. from December 2012 until February 2015, and as a director of Stratasys Ltd. after that time until May 2020).

Considerations Against Nano Slate of Nominees

•        Inherent conflicts of interest of Nano executives serving as directors of Stratasys.    Given their status as executive officers of Nano who manage the operations of Nano, an industry competitor of Stratasys and a major shareholder that has made a tender offer to acquire a controlling stake in Stratasys, the individuals who constitute the Nano Slate possess clear conflicts of interest and would face severe challenges in fulfilling their duties of loyalty to Stratasys and its shareholders if elected as directors of Stratasys. If the Nano Slate members are elected under Proposal 1, our Company’s Board would be unable to carry out its primary function of managing our business in the best interest of all of our shareholders. Given the Nano Slate members’ duty of loyalty to, and pecuniary dependence on, Nano, and their roles as officers of Nano who report to Nano’s chief executive officer, Mr. Yoav Stern, the Nano Slate, if elected to the Board of Stratasys, would be tainted and could not reasonably be expected to overcome their bias in favor of Nano with respect to the critical matters currently facing the Board of Stratasys, some of which directly relate to Nano, including Nano’s pending tender offer for Stratasys ordinary shares.

•        Nano’s nominees lack significant, relevant experience.    Unlike the Stratasys Slate, each of whose members has significant experience in managing public companies, several members of the Nano Slate — Messrs. Geddes, Gino, and Pinchas, and Ms. Sandler — have no experience serving on the board of directors of a public company. In addition, the foregoing members of the Nano Slate and Mr. Nedivi (another member of the Nano Slate) do not have any experience running a public company with a $1 billion-plus market capitalization or running a 3D printing company. Furthermore, Mr. Holtzman has no public company board experience, other than having previously served on the Stratasys board for only 1.5 years.

•        Nano’s nominees have a track record of value destruction.    Nano’s chief executive officer, Mr. Yoav Stern, along with the other Nano management team members who comprise the vast majority of the Nano Slate, have a track record of shareholder value destruction at Nano. Nano’s market capitalization is currently approximately $170 million below the value of Nano’s cash and cash equivalents, demonstrating the extent of the value destruction of Nano’s current management. The independent proxy advisory firm Institutional Shareholder Services report published with respect to the special general meeting of shareholders of Nano held in March 2023 (the “ISS report on Nano”) noted that “TSR [total shareholder return of Nano] has been negative and underperformed the broader market since Stern took over as CEO, and operational performance has been mixed. The company has been acquisitive, which has resulted in significant top-line revenue growth, but has not demonstrated an ability to grow profitably.” The ISS report went on to state, regarding the risk of Mr. Stern’s potential departure from Nano, “that risk is worth accepting due to the urgency of the situation and the possibility of more value destruction under his continued guidance.” Mr. Stern has shown a particular disregard for shareholder value, as demonstrated, for example, in December 2022, when Nano brought to a special meeting of its shareholders a proposal to approve the re-pricing of the exercise price of substantially out-of-the-money Series B Warrants issued to Mr. Stern in May 2021, from US$6.16 to US$2.46 per American Depositary Share (“ADS”) of Nano, which would have increased the value of those Series B Warrants to approximately $55,000,000. The proposal, which would have rewarded Mr. Stern despite the drop in the market price of Nano’s ADSs during Mr. Stern’s tenure as chairman of the board of Nano, was rejected by Nano’s shareholders. Glass Lewis, in recommending against the proposal, noted that “The wording according to which Stern is ‘risking his fortune’ in order to exercise the options is misleading. Stern will have to pay $50,000 for the right to exercise a package of options with a current value of $50 million.” The Nano Slate is comprised of Mr. Stern and (other than Mr. Holtzman) other Nano executive officers who report to him in his role as chief executive officer of Nano. Given that relationship, if the Nano Slate is elected to the Stratasys Board, Mr. Stern’s proclivity for value destruction is likely to be largely unopposed on the Board, and would likely adversely impact public shareholders’ investment in Stratasys.

The following graph evidences the decline in Nano’s share price from the date on which Yoav Stern was appointed as Nano’s chairman of the board (May 25, 2021) through July 5, 2023:

•        Nano’s nominations are part of its highly opportunistic and self-interested campaign to acquire control of Stratasys.    As described more fully in the Schedule 14D-9 filed by Stratasys in response to Nano’s tender offer, Nano has been engaged in an opportunistic effort to acquire control of Stratasys, including through a partial tender offer commenced on May 25, 2023, to acquire Stratasys ordinary shares such that Nano would own a majority of Stratasys’ outstanding shares. Having thus far failed to gain substantial traction in the tender offer, Nano has nominated an unqualified slate of director candidates which would, if elected to replace the current Stratasys Board, accomplish Nano’s goal of acquiring control of Stratasys without the need to pay for any additional Stratasys ordinary shares or otherwise appropriately compensate Stratasys shareholders for control. The completion of the tender offer furthermore requires the Board’s redemption of the outstanding rights under Stratasys’ shareholder rights plan, for which the Nano Slate members would possess a conflict of interest, and which would therefore require the approval of Stratasys’ non-conflicted shareholders. That could lead to Nano not completing its tender offer if the Nano Slate is elected.

•        Poor corporate governance practices at Nano could be carried over to Stratasys.    At Nano, the board of directors, led by Mr. Yoav Stern, its chairman, has developed an egregiously poor corporate governance record. Some of these practices could be carried over to Stratasys, thereby reducing the level of accountability to which Stratasys shareholders have been accustomed. Nano’s poor governance practices have included, among others:

•        refusal to acknowledge a special shareholder meeting called by its shareholder, Murchinson Ltd.;

•        not respecting the will of shareholders who voted Mr. Stern out of his chairman role by a vote of 92% of the votes cast;

•        not publicly disclosing precise and detailed voting results in connection with shareholder meetings;

•        a staggered board with three-year terms for directors, which insulates the board from being held accountable to shareholders and having to face re-election each year;

•        changing the classification of directors within its staggered board in order to avoid facing shareholder votes for specific directors; and

•        poor transparency in financial reporting, including:

•        not publishing first quarter 2023 results until June 29, 2023, approximately 1.5 months later than is customary, in order to avoid holding a board meeting to approve financial results, which would have required including board observers mandated by an Israeli court, while then publishing preliminary second quarter 2023 results just one week later;

•        choosing not to highlight in Nano’s first quarter 2023 results that Nano’s “income” in that quarter was attributable to the gain of over $40 million from Nano’s revaluation of its investment in Stratasys, and that without that gain, Nano’s adjusted EBITDA was negative $23.7 million for that quarter;

•        choosing not to highlight in Nano’s first quarter 2023 results $46 million of cash burn, and to instead report an unusual cash flow matrix of “Operating cash flow less interest income”; and

•        in using the term “organic growth” with respect to Nano’s fourth quarter 2022 results, Yoav Stern indicated in a video attached to the earnings press release that “organic” refers to everything that was not acquired in the then-current quarter (an approach that disguises growth due to acquisitions as growth generated by Nano’s existing business).

The following table compares the best-in-class corporate governance practices of the Stratasys Slate with the poor corporate governance practices of Nano:

Corporate Governance Matter	Stratasys Slate Practice	Nano Practice
Election of Directors — Frequency	In line with institutional shareholder best practice — each director faces election by shareholders annually	Poor governance practice — each director only faces election by shareholders once every three years in “staggered” board

Accountability of Directors	Full accountability to shareholders — no way to shield a director from a shareholder vote each year	Reduced accountability to shareholders — director classifications within staggered board have been switched by Nano to shield specific unpopular directors from facing shareholder vote

Transparency of Shareholder Meeting Results	Full transparency to shareholders — quantitative results of shareholder votes are included in Form 6-K reporting meeting results	Reduced transparency to shareholders — quantitative results of shareholder votes are not disclosed publicly

Thoroughness and Transparency of Financial Reporting

Thorough and fully transparent — each quarterly earnings period is reported in-full, in a Form 10-Q-like format on Form 6-K, like a U.S. domestic issuer, with full interim financial statements and management’s discussion and analysis

Poor transparency — quarterly results limited to an earnings press release without full financial statements or “MD&A”; results sometimes reported very late (e.g., Q1 2023 results not reported until June 29, 2023) or in unclear terms (e.g., not highlighting large gain attributable to revaluation of investment in Stratasys and otherwise negative adjusted EBITDA in Q1 2023)

Engagement/Responsiveness to Shareholders

In line with best practices —

•   thorough year-round engagement program with shareholders

•   approximately 50 calls and in-person meetings with shareholders in first half of 2023, and 10 investor conferences in past 12 months; and

•   good faith in placing slate of nominees of major shareholder Nano on agenda for the Meeting despite no legal requirement to do so.

Poor practices:

•   refusal to acknowledge shareholder meeting called by major shareholder Murchinson Ltd.; and

•   ignoring will of shareholders who voted out Yoav Stern as chairman by vote of 92% of shares at special shareholder meeting.

The ISS Report on Nano called out the manner in which the Nano board effectively answers to Yoav Stern, noting that the fact “that the CEO has the right to approve new directors calls into question the ability of the board to effectively oversee management, and of the board to refresh itself.” That ISS report also drew a connection between Nano’s poor corporate governance, the value destruction at Nano, and Mr. Stern personally, noting that “Stern is at the center of the underperformance and corporate governance concerns underpinning the dissident’s compelling case for change.” The report of another independent proxy advisory firm, Egan-Jones Ratings Company, in March 2023 attributed Nano’s poor performance to poor accountability at Nano — “the current board and leadership under Yoav Stern lack a sense of accountability and demonstrated faulty oversight of the Company.” Stratasys’ shareholders can expect similarly unacceptable governance practices to be implemented at Stratasys if the Nano Slate is elected.

•        Election of the Nano Slate would result in non-compliance with SEC and Nasdaq audit and compensation committee corporate governance rules.    If elected, the Nano Slate would immediately take Stratasys out of compliance with U.S. securities laws and Nasdaq Listing Rules that relate to the independence of the audit and compensation committees of the board of directors of listed companies. Rules 10A-3 and 10C-1 of the Exchange Act, and Nasdaq Listing Rules 5605(c)(2) and 5605(d)(2), require that a public company listed on Nasdaq appoint wholly independent audit and compensation committees of the board of directors, comprised of at least three and two members, respectively, each of whom meets particular independence requirements. With respect to audit committee requirements, paragraphs (b)(ii)(B) and (e)(1)(iii) of Rule 10A-3 under the Exchange Act provide that directors who serve as executive officers of an affiliate of an exchange-listed company are themselves deemed affiliates of the company and are not independent for audit committee purposes. Nano’s current holding of shares in excess of 10% of Stratasys’ outstanding ordinary shares (regardless of whether it consummates the Nano tender offer), combined with Nano having its seven nominees elected to the Board, would unquestionably result in Nano being deemed an “affiliate” of Stratasys. If elected, each member of the Nano Slate (other than Zeev Holtzman), as an executive officer of Nano (identified as such by inclusion in the “Directors and Senior Management” table in Item 6.A of Nano’s annual report on Form 20-F for the year ended December 31, 2022 and referred to as “executive officers” in Item 6.E of that same Form 20-F), would therefore be an executive officer of an affiliate of Stratasys, and would not be independent for purposes of applicable audit committee requirements. Similarly, paragraphs (b)(1)(ii)(A)-(B) of Rule 10C-1 under the Exchange Act require that the (i) source of compensation and (ii) affiliation with the issuer, respectively, of a board member be considered in determining his/her independence for compensation committee purposes. Given that the primary compensation of each such member of the Nano Slate is funded by Nano, and the presumed affiliate status (with respect to Stratasys) of Nano and its executive officers as described above, none of such Nano Slate members, if elected to the Stratasys Board, would qualify as independent for compensation committee purposes. The absence of a sufficient number of potential independent directors among the Nano Slate members for purposes of SEC and Nasdaq audit and compensation committee rules could result in Stratasys being issued immediately a noncompliance notice, and, potentially, a delisting notice, by Nasdaq. Without a properly composed audit committee, Stratasys would furthermore be unable to approve related-party transactions or approve and publish its periodic financial statements.

•        Election of the Nano Slate would result in non-compliance with Nasdaq majority independent board standard.    Under Nasdaq Listing Rule 5605(b)(1), a majority of Stratasys’ directors must be independent directors. Under Nasdaq Listing Rule 5605(a)(2), a director may not be classified by the board as an “independent director” if he/she has a relationship which “would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.” As alluded to under “Non-compliance with SEC and Nasdaq audit and compensation committee corporate governance rules” above, the responsibilities of the Stratasys Board to be elected at the Meeting will include making decisions with respect to critical matters facing the Company, some of which directly relate to Nano, including Nano’s pending tender offer for Stratasys ordinary shares. Given their financial dependence (from a compensation perspective) on Nano and their roles as officers of Nano who report to its chief executive officer, Mr. Yoav Stern, the Nano Slate (other than Mr. Holtzman) would be conflicted with respect to, and could not reasonably be expected to exercise “independent judgment” in carrying out, those decision-making “responsibilities” as directors of Stratasys. Their election as directors of Stratasys would therefore leave Stratasys without a majority of independent directors on its board, in violation of Nasdaq Listing Rule 5605(b)(1).

•        Election of the Nano Slate may lead to reduced liquidity for public shareholders and potential delisting from Nasdaq.    Nano has disclosed in its tender offer materials its right to continue to purchase Stratasys ordinary shares in the open market and/or private transactions even following the potential completion of the Nano tender offer. Nano has an interest in effecting such purchases as inexpensively as possible. In its Q&A regarding its tender offer, Nano acknowledged that if the Nano tender offer is completed, “this may result in lower share prices or reduced liquidity in the trading market for Stratasys Shares in the future.” That acknowledgment, together with the potential private purchases referenced by Nano, could lead to a reasonable inference as to the intent of a Nano-dominated Stratasys Board, if elected, to voluntarily delist Stratasys from Nasdaq. Such a delisting would further exacerbate the already substantially reduced liquidity for remaining, public shareholders of Stratasys, who could feel forced to sell their ordinary shares to Nano at a significant loss.

•        The Nano board’s authority to make nominations to Stratasys Board is questionable.    In agreeing to present the Nano Slate as an alternative slate for potential election to the Board under Proposal 1, our Board has honored Nano’s request to nominate the Nano Slate, while at the same time rejecting Nano’s legal right to demand an extraordinary meeting. Stratasys reserves all rights with respect to the questionable authority of Nano to issue that demand, and for Nano’s representative to vote at the Meeting, in the first instance. Our Board notes that an evidentiary hearing was held on July 10, 2023 in the Central Region District Court in Lod with respect to the proper composition of Nano’s board of directors. At that hearing, no final determination was made by the court as to the authority of Nano’s current board. The court may ultimately decide that actions taken by Nano’s current board and chief executive officer are ultra vires and may be void due to the Nano board composition not being in accordance with Nano shareholder resolutions (and under Article 48 of Nano’s articles of association, such actions may — but also may not — be ratified later by the Nano shareholders if the activity was done without authority). If the court rules that Nano’s board is not authorized, the Stratasys Board reserves the right to remove the Nano Slate from Proposal 1 at the Meeting.

Proposed Resolutions

At the Meeting, pursuant to Proposal 1, we will bring to our shareholders the following two resolutions, as to which shareholders may vote “FOR” only one of the two proposed resolutions, or abstain on the proposal (shareholders may not vote “AGAINST” either resolution):

a.      RESOLVED, that the re-election to serve as directors of Stratasys Ltd. of a slate of nominees, comprised of the following individuals, together constituting the “Stratasys Slate,” until the 2024 annual general meeting of Stratasys’ shareholders, and until the due election and qualification of their respective successors, or until any such individual’s earlier resignation, replacement or removal, be, and hereby is, approved in all respects: Dov Ofer, S. Scott Crump, John J. McEleney, Ziva Patir, David Reis, Michael Schoellhorn, Yair Seroussi and Adina Shorr; or

b.      RESOLVED, that the election to serve as directors of Stratasys Ltd. of a slate of nominees, comprised of the following individuals, together constituting the “Nano Slate,” until the 2024 annual general meeting of Stratasys’ shareholders, and until the due election and qualification of their respective successors, or until any such individual’s earlier resignation, replacement or removal, be, and hereby is, approved in all respects: Yoav Stern, Nick Geddes, Hanan Gino, Zeev Holtzman, Zivi Nedivi, Tomer Pinchas and Yael Sandler.

Required Vote

The slate of nominees that receives more votes “FOR” will be deemed re-elected or elected (as applicable), having received a majority of the votes cast on the proposal (as there will be no option of voting “AGAINST” either slate). Abstentions and broker non-votes, if any, will be disregarded in determining which of the slates has received a majority and will therefore have no impact on the outcome of voting on Proposal 1.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution re-electing the Stratasys Slate, consisting of Dov Ofer, S. Scott Crump, John J. McEleney, Ziva Patir, David Reis, Michael Schoellhorn, Yair Seroussi and Adina Shorr, as directors of Stratasys Ltd.

The Board furthermore unanimously recommends that you disregard the Nano Slate, and that you also disregard any proxy materials that you may receive from, or be directed to by, Nano, including any proxy statement or proxy card.

PROPOSAL 2
RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND APPROVAL OF ITS ANNUAL REMUNERATION

Background

At the Meeting, and upon the recommendation of the audit committee of the Board, our shareholders will be asked to approve the reappointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm (the “Auditors”), to continue to serve as our independent auditors for the year ending December 31, 2023 and until our next annual general meeting of shareholders, and to authorize our Board (upon recommendation of the audit committee of the Board) to fix their remuneration. The Auditors have no relationship with us or with any of our affiliates, except as auditors.

The following table sets forth, for the years ended December 31, 2022 and 2021, the fees billed to us and our subsidiaries by the Auditors:

	Year ended December 31,
	2022	2021
Audit fees(1)	$843,700	$793,200
Audit-related fees(2)	20,000	18,750
Tax fees(3)	140,000	123,500
All other fees(4)	19,800	18,300
Total	$1,023,500	$953,750

____________

(1)      Audit fees consist of fees for professional services rendered by our principal accountant in connection with the audit of our consolidated annual financial statements and services that would normally be provided by our principal accountant in connection with statutory and regulatory filings or engagements.

(2)      The audit-related fees for the year ended December 31, 2022 and 2021 were for due diligence related to acquisitions.

(3)      Tax fees are fees for services rendered by our principal accountant in connection with tax compliance, tax planning and tax advice.

(4)      All other fees are fees for other consulting services (if any) rendered by our principal accountant to us.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee follows pre-approval policies and procedures for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to those policies and procedures, which are designed to assure that such engagement does not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 2 at the Meeting:

RESOLVED, that Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, be, and hereby is, re-appointed as the independent auditor of the Company for the year ending December 31, 2023 and for the additional period until the Company’s next annual general meeting of shareholders, and that the Board, upon recommendation of the audit committee, be, and hereby is, authorized to fix its remuneration.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-appointment of the Auditors as our independent auditors and authorization of our Board, upon recommendation of the audit committee, to fix their remuneration. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of this Proposal 2.

Board Recommendation

The Board recommends that the shareholders vote “FOR” approval of the foregoing resolution re-appointing the Auditors as our independent auditors for the year ending December 31, 2023.

CONSIDERATION OF FINANCIAL STATEMENTS

A copy of our audited consolidated financial statements for the fiscal year ended December 31, 2022 are included in our 2022 Annual Report (on Form 20-F), which we filed with the SEC on March 3, 2023. You may read and print that report without charge at the SEC’s website at www.sec.gov. That report is not a part of this proxy statement. We will hold a discussion with respect to those financial statements at the Meeting. That discussion will not require or otherwise involve a vote of our shareholders.

ADDITIONAL INFORMATION

Our 2022 Annual Report, which was filed with the SEC on March 3, 2023 is available for viewing and download on the SEC’s website at www.sec.gov as well as under the Investor Relations section of our website at www.stratasys.com. In addition, on July 4, 2023, we issued a press release and furnished a related Report of Foreign Private Issuer on Form 6-K publishing the notice of the Meeting. Shareholders may obtain a copy of these documents without charge at www.stratasys.com.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to those proxy rules.

Rehovot, Israel
July 12, 2023

If you have any questions about how to vote or direct a vote in respect of your ordinary shares, you may contact our proxy solicitor, Morrow Sodali, via phone at 1-800-662-5200 (toll-free within the United States) or at 1-203-658-9400 (outside the United States), or via email at SSYS@info.morrowsodali.com.